Exhibit 12.1

CALCULATION OF CONSOLIDATED RATIOS OF EARNINGS TO FIXED CHARGES

	Six Months Ended	Years Ended December 31,
(Dollars in thousands)	June 30, 2014	2013	2012	2011	2010	2009
Earnings
Pre-tax income from continuing operations	$4,890	$10,422	$7,766	$4,695	$7,409	$4,478
Interest on deposits	2,367	5,581	8,434	10,718	10,938	12,231
Interest on debt	1,058	2,065	2,170	2,403	2,642	3,935
Fixed charges excluding preferred stock dividend	3,425	7,646	10,604	13,121	13,580	16,166
Total earnings including interest on deposits	$8,315	$18,068	$18,370	$17,816	$20,989	$20,644
Total earnings excluding interest on deposits	$5,948	$12,487	$9,936	$7,098	$10,051	$8,413

Fixed Charges and Preferred Stock Dividends
Interest on deposits	$2,367	$5,581	$8,434	$10,718	$10,938	$12,231
Interest on debt	1,058	2,065	2,170	2,403	2,642	3,935
Total fixed charges	3,425	7,646	10,604	13,121	13,580	16,166

Preferred stock dividend	160	313	311	998	1,317	1,323
Combined fixed charges and preferred stock dividends	$3,585	$7,959	$10,915	$14,119	$14,897	$17,489
Combined fixed charges excluding interest on deposits	$1,058	$2,065	$2,170	$2,403	$2,642	$3,935
Combined fixed charges and preferred stock dividends excluding interest on deposits	$1,218	$2,378	$2,481	$3,401	$3,959	$5,258

Ratio of earnings to fixed charges
Including deposits	2.43	2.36	1.73	1.36	1.55	1.28
Excluding deposits	5.62	6.05	4.58	2.95	3.80	2.14
Ratio of earnings to combined fixed charges and preferred stock dividends
Including deposits	2.32	2.27	1.68	1.26	1.41	1.18
Excluding deposits	4.88	5.25	4.00	2.09	2.54	1.60